Mail Stop 3561

August 5, 2009

VIA FACSIMILE AND U.S. MAIL

Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, CA 92705

      Re: Collectors Universe, Inc.
             Form 10-K for Fiscal Year Ended June 30, 2008
             Filed September 30, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed October 27, 2008
             Form 10-Q for Fiscal Quarter Ended December 31, 2008
             Filed February 9, 2009
             Form 8-K Dated March 16, 2009
             Filed March 20, 2009
             Form 10-Q for Fiscal Quarter Ended March 31, 2009
             Filed May 11, 2009
             File No. 000-27887

Dear Mr. Wallace:

      We have reviewed your letter dated June 26, 2009 and have the following comments.   Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 8. Financial Statements and Supplementary Data, page 64

Note 2 – Summary of Significant Accounting Policies, page 72

Shipping and Handling Costs, page 75

1. We considered your response to comment five of our letter dated June 3, 2009 in light of the information provided in your response to comment eight in our letter

dated April 10, 2009. It is still unclear to us why your facts and circumstances support a conclusion that shipping fees paid to you should be classified as a reduction of cost of revenues in light of the concepts discussed in EITF 01-14. Specifically, reimbursements of shipping costs appear to fall within the scope of the consensus reached in EITF 01-14 since the costs are incurred as part of your central operations. Please tell us why you do not consider shipping costs as out-of-pocket expenses and the facts and circumstances that support your position that reimbursements should be characterized as a reduction of cost of revenues as opposed to revenues. In particular, address in detail the indicators in paragraphs 5 and 6 of EITF 01-14.

Note 16. Business Segments, page 97

2. We reviewed your response to comment seven of our letter dated June 3, 2009. You indicate that the autographs, stamps and currency grading and authentication businesses qualify for aggregation and that the CCE and Expos businesses are similar in that they foster and support collectibles commerce. You also indicate that you (i) disposed of your currency grading and authentication business, (ii) are in the process of winding down the activities of your CFC dealer financing business, (iii) intend to combine your autograph grading and authentication business with your sportscard grading business in the future and (iv) will report your stamp grading and authentication business and CCE and Expos businesses in the "all other" category in the future. Yet, your response does not include a discussion of why you believe the operating segments you intend to aggregate into reportable segments exhibit similar long-term economic characteristics. In that regard, the gross profit information provided in your response appears to demonstrate that the operating segments previously included in the "all other" category did not exhibit similar economic characteristics. Please tell us the measure or group of measures of economic performance you use to evaluate the similarity of economic characteristics for operating segments and specifically address the consensus reached in EITF 04-10.

Exhibits 10.8, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.25 and 10.34

3. We note your response to comment nine of our letter dated June 3, 2009. Although we disagree with your analysis and conclusion, we will not pursue this matter further based on your representation that "…all of the material contracts identified in the Staff's comment were fully performed and ceased to be material to the Company and to investors several years ago…" However, it is our view that appendices, attachments and schedules to a material contract are considered to be part of the material contract. In future filings, if you are required to file a material contract pursuant to Item 601(b)(10) of Regulation S-K, we expect that you will file a complete exhibit including all appendices, attachments and schedules. Please confirm your understanding in this regard.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 3. Controls and Procedures, page 36

4. We note your response to comment 12 of our letter dated June 3, 2009. We assume that you intended your sample disclosure to be your entire disclosure concerning your disclosure controls and procedures, as opposed to a portion of it. If so, please be consistent in using the "reasonable assurance" qualification. If you include the qualification in the beginning of your disclosure (i.e. "…disclosure controls and procedures are designed to provide reasonable assurance…"), then you must include the qualification with your conclusion (i.e. "…disclosure controls and procedures were effective to provide reasonable assurance…"), and vice-versa. Alternatively, you may remove the qualification entirely.

In addition, the definition of "disclosure controls and procedures" includes both sentences in Exchange Act Rule 13a-15(e). If you reiterate the definition in your disclosure, please also include the second sentence in subsection (e). Alternatively, you may opt not to reiterate the definition; in the draft disclosure that you provided to us, you would end the sentence after the word "effective."

Please confirm your understanding. Refer to SEC Release No. 33-8238, Part II.F.4, available on our website at http://www.sec.gov/rules/final/33-8238.htm#iif4.

*   *   *

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director